SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          STANDARD PARKING CORPORATION
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   853790103
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                                 (CUSIP Number)

                                   12/31/2007
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |_| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |X| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. 853790103
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(1) Names of reporting persons.

    Holten, John V.
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Norway
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,682,240 (1)

    (6) Shared voting power:
        N/A

    (7) Sole dispositive power:
        4,532,240 (1)

    (8) Shared dispositive power:
        N/A

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(9) Aggregate amount beneficially owned by each reporting person.

    4,682,240 (2)
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     50.1%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     IN
--------------------------------------------------------------------------------

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(1)     Includes the securities reported by The JVH Descendants' 2007 Trust,
        Vinland Industries LLC and Steamboat Industries LLC on the following pages. The reporting person has voting power with respect to 4,682,240 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.




(2) Includes the securities reported by The JVH Descendants' 2007 Trust, Vinland Industries LLC and Steamboat Industries LLC on the following pages. The reporting person has voting power with respect to 4,682,240 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.


Page 2 of 7 Pages

CUSIP No. 853790103
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    JVH Descendants' 2007 Trust
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

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(4) Citizenship or place of organization.

    Connecticut
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,682,213.7 (1)

    (6) Shared voting power:
        N/A

    (7) Sole dispositive power:
        4,532,213.7 (1)

    (8) Shared dispositive power:
        N/A

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(9) Aggregate amount beneficially owned by each reporting person.

    4,682,213.7 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     50.1%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

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(1)     Includes the securities reported by John V. Holten on the previous page and includes the securities reported by Vinland Industries LLC and Steamboat Industries LLC on the following pages. The reporting person has voting power with respect to 4,682,213.7 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.



Page 3 of 7 Pages

CUSIP No. 853790103
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Vinland Industries LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,682,213.7 (1)

    (6) Shared voting power:
        N/A

    (7) Sole dispositive power:
        4,532,213.7 (1)

    (8) Shared dispositive power:
        N/A

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    4,682,213.7 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     50.1%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

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(1)     Includes the securities reported by John V. Holten and The JVH
        Descendants' 2007 on the previous pages and includes the securities reported by Steamboat Industries LLC on the following page. The reporting person has voting power with respect to 4,682,213.7 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.



Page 4 of 7 Pages

CUSIP No. 853790103
--------------------------------------------------------------------------------
(1) Names of reporting persons.

    Steamboat Industries LLC
--------------------------------------------------------------------------------
(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

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(4) Citizenship or place of organization.

    New York
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        4,682,213.7 (1)

    (6) Shared voting power:
        N/A

    (7) Sole dispositive power:
        4,532,213.7 (1)

    (8) Shared dispositive power:
        N/A

--------------------------------------------------------------------------------
(9) Aggregate amount beneficially owned by each reporting person.

    4,682,213.7 (1)
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     50.1%
--------------------------------------------------------------------------------
(12) Type of reporting person (see instructions).

     OO
--------------------------------------------------------------------------------

----------
(1) Includes the securities reported by John V. Holten, The JVH Descendants' 2007 and Vinland Industries LLC on the previous pages. The reporting person has voting power with respect to 4,682,213.7 shares of the issuer's common stock. On December 23, 2004, Steamboat Industries LLC entered into pre-paid variable share forward contracts with an unaffiliated securities brokerage firm with respect to 150,000 shares of the issuer's common stock. Steamboat Industries LLC retains voting power over all such 150,000 shares of common stock until the settlement dates under such contracts.




Page 5 of 7 Pages

Item 1(a). Name of Issuer:

           STANDARD PARKING CORPORATION

Item 1(b). Address of Issuer's Principal Executive Offices:

           900 N. Michigan Avenue, Chicago, IL 60611



Item 2(a). Name of Person Filing:

           Holten, John V.
           JVH Descendants' 2007 Trust
           Vinland Industries LLC
           Steamboat Industries LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

           545 Steamboat Road, Greenwich, CT 06830



Item 2(c). Citizenship:

           Connecticut, Delaware, New York, Norway

Item 2(d). Title of Class of Securities:

           Common Stock, par value $0.01 per share

Item 2(e). CUSIP No.:

           853790103

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |_| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        John V. Holten is the sole trustee of The JVH Descendants' 2007 Trust and the sole manager of Vinland Industries LLC and Steamboat Industries LLC, and individually and in such capacities, has sole voting power over all the reported shares and may be deemed to be the beneficial owner of such shares. The reporting persons disclaim beneficial ownership of the reported shares except to the extent of their pecuniary interest therein, and the inclusion of such shares in this report shall not be deemed to be an admission of beneficial ownership of such shares for the purpose of Section 16 or for any other purpose.



    (b) Percent of class:
        50.1

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              See Item 5 on the previous pages.

        (ii)  Shared power to direct the vote
              N/A

        (iii) Sole power to dispose or direct the disposition of See Item 7 on the previous pages.

        (iv) Shared power to dispose or direct the disposition of N/A

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        The 26.3 shares of the issuer held by AP Holdings, Inc. are included in the shares reported to be beneficially owned by John V. Holten. John V. Holten is the sole trustee of The JVH Descendants' 2001 Trust, which owns 100% of the common stock of Steamboat Holdings, Inc., which owns 100% of the common stock of AP Holdings, Inc.




Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         N/A

Page 6 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      The JVH Descendants' 2007 Trust, Vinland
                                      Industries LLC & Steamboat Industries LLC

Date: 02/14/2008                      /s/ John V. Holten
                                      Name:  John V. Holten
                                      Title: Individually and as the sole
                                             trustee of The JVH Descendants'
                                             2007 and the sole manager of
                                             Vinland Industries LLC and
                                             Steamboat Industries LLC


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 7 of 7 Pages